Exhibit 2.1

DESCRIPTION OF SHARE CAPITAL

The following descriptions of our share capital and provisions of our amended and restated articles of association are summaries and do not purport to be complete. Our amended and restated articles of incorporation are filed with the SEC as an exhibit to this Annual Report on Form 20-F.

Purposes and Objectives of the Company

We are a private company registered under the Companies Law as Optibase Ltd., registration number 52-003707-8.

Pursuant to our articles of association, our objective is to engage in any legal business.

Our articles of association also state that we may contribute a reasonable amount for an appropriate cause, even if the contribution is not within the framework of our business considerations.

The Powers of the Directors

The power of our directors to vote on a proposal, arrangement or contract in which the director is interested is limited by the relevant provisions of the Companies Law. In addition, the power of our directors to vote on compensation to themselves or any members of their body is limited in that such decision requires the approval of the board of directors and the shareholders.

Under Israeli law each director must act with an independent and sole discretion.

The powers of our directors to borrow are not limited, except in the same manner as any other transaction by the Company.

Registered Share Capital

Our registered share capital is NIS 3,900,000 divided into a single class of 6,000,000 ordinary shares, par value NIS 0.65 per share, of which 5,216,256 ordinary shares were issued and outstanding as of the date of this Annual Report on Form 20-F. All outstanding ordinary shares are validly issued, fully paid and non-assessable.

Dividend Rights

Holders of Ordinary Shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may propose a dividend only out of profits, in accordance with the provisions of the Companies Law. Declaration of a dividend requires the approval of our board of directors. Please see Item 10.E. “Taxation” below.

One year after a dividend has been declared and is still unclaimed, the board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed. We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting Rights

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. Currently there are no shares of capital stock outstanding with special voting rights.

An ordinary resolution, such as a resolution for the election of directors, or the appointment of auditors, requires the approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or through a voting instrument and voting thereon.

The directors are appointed by decision of an ordinary majority of the shareholders. The directors have the right at any time, in a resolution approved by at least a majority of our directors, to appoint any person as a director, subject to the maximum number of directors specified in our articles of association, to fill in a place which has been vacated for any reason, or as an addition to the board of directors. Any such director so appointed shall hold office until the next annual general meeting and may be reelected.

Under our articles of association, our directors are elected by an ordinary majority of the shareholders.

Rights in the Company’s Profits or Upon a Liquidation

All of our ordinary shares have the rights to share in our profits distributed as a dividend and any other permitted distribution.

All of our ordinary shares confer equal rights among them with respect to amounts distributed to shareholders in the event of liquidation.

Changing Rights Attached to Shares

According to our articles of association, our share capital may be divided into different classes of shares. As of the date hereof, we only have one class of shares.

Limitations on the Rights to Own Securities in the U.S.

Our memorandum and articles of association do not restrict in any way the ownership of our shares by non-residents of Israel, and neither the memorandum and articles of association nor Israeli law restricts the voting rights of non-residents of Israel, except that under Israeli law, any transfer or issue of shares of a company to a resident of an enemy state of Israel is prohibited and shall have no effect, unless authorized by the Israeli Minister of Finance.

Limitations on Mergers and Tender Offers

Notwithstanding the provisions of the Companies Law, the majority required for approval of a merger by a general meeting, or a class meeting shall be a majority of at least 75% of the votes of shareholders entitled to vote and who have voted themselves.

Notwithstanding the provisions of the Companies Law, the proportion of shares whose holders must agree to an offer to purchase shares in the Company will be 90% of the shares to be transferred.

Fiduciary Duty and Duty of Care of Directors and Officers

The Companies Law codifies the duties directors and officers owe to a company. An “Officer” includes a company’s general manager, general business manager, executive vice president, vice president, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title and other directors or managers directly subordinate to the general manager. The directors’ and officers’ principal duties to the company are a duty of care and a fiduciary duty to act in good faith for the company’s benefit which include:

o	the avoidance of any conflict of interest between the director’s or officer’s position with the company and any other position he or she fulfills or with his or her personal affairs;

o	the avoidance of any act in competition with the company’s business;

o	the avoidance of exploiting any of the company’s business opportunities in order to gain a personal advantage for himself or for others; and

o	the disclosure to the company of any information and documentation relating to the company’s affairs obtained by the director or officer due to his or her position with the company.

Anti-Takeover Measures Under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this annual report, we do not have any authorized or issued shares other than our ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of the holders of a majority of our ordinary shares.